UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62 Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 196th FISCAL COUNCIL MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JUNE 17, 2021.

1.   DATE, TIME AND VENUE: On June 17 (seventeen), 2021, at 12:00 p.m., exceptionally due to the COVID-19 pandemic, held remotely, as provided in the article 17, sole paragraph of Internal Regulations of the Fiscal Council (“Regulations”) of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was waived given the presence of all members of the Company’s Fiscal Council (“Fiscal Council”), who subscribe these minutes, pursuant to the article 13, paragraph 2 of the Company’s Bylaws. Also in attendance was the Corporate and Societal Affairs Senior Manager, Ms. Nathalia Pereira Leite, as Secretary.

3.   AGENDA AND RESOLUTION: After examining and deliberating on the matter of the Agenda, the attending members of the Fiscal Council unanimously decided as follows:

3.1. STATEMENT OF INTEREST ON CAPITAL: The proposal for the statement of interest on capital (“IoC”) to be submitted to the Company’s Board of Directors for deliberation, in the following terms, was appreciated:

“Proposal to state IoC based on the balance sheet as of May 31, 2021, in the gross amount of R$630,000,000.00, corresponding to R$535,500,000.00 net of withholding income tax, was approved. The interest per share is equivalent to R$0.37390025008 per common share (R$0.31781521257 net of income tax).

The IoC shall be credited individually to the shareholders, in accordance with the shareholding position in the Company’s records at the end of June 30, 2021. After this date the shares will be considered “ex-interests”.

The IoC will be included in the minimum required dividend for the fiscal year of 2021 “ad referendum” of the General Shareholders’ Meeting to be held in 2022, and the payment will be made until July 31, 2022, the date to be set by the Company’s Board of Directors.”

Unanimously, the Fiscal Council members approved the proposal, given that they consider it to be in compliance with the applicable legislation.

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TELEFÔNICA BRASIL S.A. Publicly Held Company Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62 Company Registry (NIRE): 35.3.0015881-4

4.	CLOSURE: There being no further business, the meeting was adjourned, and these minutes were drawn up. São Paulo, June 17, 2021.

Gabriela Soares Pedercini	Cremênio Medola Netto
Fiscal Council Member	Fiscal Council Member

Charles Edwards Allen	Nathalia Pereira Leite
Fiscal Council Member	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 17, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director